Exhibit 21.1

Subsidiary	Company Ownership (PTG)
1. Predictive Laboratories, Inc.	100%
2. Regenerative Medical Technologies, Inc.	100%
3. LifeCode Genetics, Inc.	100%
4. Predictive Therapeutics, LLC	~97%
5. Juneau Biosciences, LLC	<50%
6. Predictive Biotech, Inc.	100%
7. Cellsure, L3C	100%
8. Predictive Analytics, Inc.	100%